

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 29, 2016

Joseph Collins
Chief Executive Officer
Punch TV Studios, Inc.
1123 East Redondo Boulevard, Suite 200
Inglewood, CA 90302

> **Re: Punch TV Studios, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed February 8, 2016**
> **File No. 024-10491**

Dear Mr. Collins:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2016 letter.

Statement of Auditor

1. Please update your auditor report from February 5, 2015 to a current date.

Notes to the Consolidated Financial Statements

Note 4 – Film Library

2. We note your film library balance of $650,000 as of August 31, 2015. Please tell us why this is reported on the balance sheet as of August 31, 2015 given that the asset purchase agreement is dated September 12, 2015. Further on page 9, you state that you entered into the asset purchase agreement on October 11, 2015. Please also reconcile these dates.

3. Tell us how you accounted for the consideration of this asset purchase agreement given that the consideration was payable in cash and does not appear to be reflected as such in the Statement of Cash Flows. Additionally, tell us how this relates to the Supplemental disclosure of non-cash financing activities line item Stock issued for equipment and film library of $0 as this appears to be a non-monetary transaction. Please confirm if stock was issued as consideration for the film library.

4. Please tell us how you determined the $650,000 value of the film library. Please note that if the assets received in this transaction were not valued at the related party owner's historical cost basis in the assets, please explain to us in detail why you believe the valuation used for these assets was appropriate. Refer to guidance in Staff Accounting Bulletin Topic 5:G. Please advise or revise accordingly.

Signatures, page 36

5. We note the reference dates of December 4, 2015 and December 15, 2015. Please update with your next amendment.

You may contact Melissa Gilmore at (202) 551-3777 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure